Exhibit 99.1

ASX/Media Release (Code: ASX: PRR; NASDAQ: PBMD)

5 December 2014

PRIMA ENHANCES CVAC MANUFACTURING AND LOGISTICS CAPABILITY

SYDNEY, AUSTRALIA - Prima BioMed Ltd (ASX: PRR; NASDAQ: PBMD) (“Prima”, the “Company”) announces several enhancements to its CVac manufacturing and logistics infrastructure.

Prima will be adopting a new apheresis system for collection of patient mononuclear cell products (“MNC”): the Spectra Optia Apheresis System (“Spectra Optia”) manufactured by US-based industry leader Terumo BCT, Inc. (“Terumo BCT”). The new system is simpler, more robust for the collection of mononuclear cells collected from each patient. Being more automated, the Spectra Optia system brings the value of efficiency, purity and consistency to cell collections—benefitting patients, clinicians and laboratory processes. Given the critical importance to properly train clinicians in product handling, this enhancement will make the initiation process for new clinical centres, especially for the Company’s CAN-004B trial, more efficient.

Terumo BCT has an established global technical support network and will provide on-site training and ongoing technical support. The Spectra Optia has received the necessary regulatory approvals for MNC collections in the US, Australia and Europe, so there will be no disruption to Prima’s clinical trial program for CVac. Prima has also conducted independent testing to ensure the same quality control of its CVac product through the new system.

In addition, Prima is at an advanced stage of introducing new equipment which will allow patients’ blood to be transported at 2-8 ºC for 48 hours without altering its MNC quality. Previously, the maximum allowable transport time for blood collected from patients was up to 24 hours. This longer duration of protected transport time and temperature supports the ability to centralise manufacturing while maintaining a global reach that can benefit patients and enhance the competitive attractiveness of the CVac product.

Marc Voigt, Chief Executive of Prima, said:

“As a global biotechnology business it is essential that we continually seek to optimise our manufacturing and supply chain capabilities. These initiatives are part of this ongoing effort and will have no significant cost implications for Prima. This will ensure that we have the most efficient and cost effective infrastructure in place to support the potential future global commercialisation of CVac.”

About Prima BioMed

Prima BioMed is a globally active biotech company developing immunotherapeutic products for the treatment of cancer. Prima is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximize value for its shareholders.

Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000

Phone: +61 2 9276 1224 Fax: +61 2 9276 1284

www.primabiomed.com.au    ABN: 90 009 237 889

www.primabiomed.com.au

For further information please contact:

USA Investor/Media:

Adam Holdsworth, ProActive Capital

+1 (646) 862 4607; adamh@proactivecapital.com

Australia Investor/Media:

Mr Matthew Gregorowski, Citadel Communications

+61 (0) 422 534 755; mgregorowski@citadelpr.com.au

Europe Investor/Media:

Mr. Axel Mühlhaus, edicto GmbH

+49 (0) 69 905505-52; amuehlhaus@edicto.de

Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000

Phone: +61 2 9276 1224 Fax: +61 2 9276 1284

www.primabiomed.com.au    ABN: 90 009 237 889